URBN

URBAN OUTFITTERS INC.

Dear Shareholder:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders of Urban Outfitters, Inc. to be held at 10:30 a.m., on Tuesday, May 19, 2009, at our corporate headquarters, 5000 South Broad Street, Building 543, Philadelphia, Pennsylvania 19112.

The matters to be considered and voted upon are described in the 2009 Notice of Annual Meeting of Shareholders and the Proxy Statement that accompany this letter. It is important that your shares be represented and voted at the Annual Meeting. Kindly read the attached Proxy Statement and vote your shares over the Internet or, if you received one, by signing and dating the paper copy of the proxy card and returning it promptly.

I look forward to seeing you at the meeting where we will review the business operations of Urban Outfitters.

Sincerely,

Richard A. Hayne
Chairman of the Board

DATE: April 1, 2009

URBAN OUTFITTERS, INC.
5000 South Broad Street
Philadelphia, Pennsylvania 19112-1495

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 19, 2009

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Urban Outfitters, Inc. (the "Company") at our corporate headquarters, 5000 South Broad Street, Building 543, Philadelphia, Pennsylvania 19112, on May 19, 2009 at 10:30 a.m., for the following purposes:

1. To elect two Class I Directors to serve a term initially expiring at the Annual Meeting of Shareholders in 2010, two Class II Directors to serve a term initially expiring at the Annual Meeting of Shareholders in 2011 and two Class III Directors to serve a term initially expiring at the Annual Meeting of Shareholders in 2012.

2. To consider a shareholder proposal.

3. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on March 23, 2009 are entitled to notice of, and to vote at, the Annual Meeting of Shareholders or any adjournment or postponement thereof.

By Order of the Board of Directors,

Glen A. Bodzy
Secretary

DATE: April 1, 2009

URBAN OUTFITTERS, INC.
5000 South Broad Street
Philadelphia, Pennsylvania 19112-1495

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

The accompanying proxy is solicited by the Board of Directors of Urban Outfitters, Inc. (the "Company") for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, May 19, 2009 at 10:30 a.m., at the corporate headquarters, 5000 South Broad Street, Building 543, Philadelphia, Pennsylvania 19112, and any adjournments or postponements thereof. The Company is making its proxy statement and its annual report to shareholders available electronically via the Internet. On April 8, 2009, we will mail to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report and how to vote online. Shareholders who received the Notice will not receive a printed copy of the proxy materials in the mail, although a proxy card will be mailed separately to each shareholder that beneficially owns more than 1,000 Common Shares. If you would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice.

Only shareholders of record, as shown on the transfer books of the Company at the close of business on March 23, 2009 ("Record Date"), are entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, there were 167,729,688 of the Company's Common Shares, par value $.0001 per share (the "Common Shares") outstanding. Shareholders of record on the Record Date may vote by either: (i) Internet on the website specified in the Notice or (ii) marking the proxy card, if a proxy card was received or requested, in accordance with the specifications made on the proxy card. Shareholders who wish to cumulate their vote with respect to Proposal No. 1, the election of directors, must vote by proxy card. Shareholders who hold their shares through a broker (in "street name") must vote their shares in the manner prescribed by their broker.

When voting is properly authorized over the Internet or proxy cards are properly dated, executed and returned, the Company's Common Shares will be voted in accordance with the instructions of the shareholder. Any properly authorized proxy received on a timely basis on which no specification has been made by the shareholder will be voted "FOR" the election of the nominees to the Board of Directors listed in this Proxy Statement, and "AGAINST" the adoption of Proposal 2, and, to the extent permitted by the rules and regulations of the Securities and Exchange Commission (the "SEC"), in accordance with the judgment of the persons voting the proxies upon such other matters as may come before the Annual Meeting and any adjournments or postponements thereof. Any shareholder giving a proxy has the power to revoke it prior to its exercise either by giving written notice to the Secretary of the Company, by voting in person at the Annual Meeting, by execution of a subsequent proxy or by granting a subsequent proxy by Internet.

Presence at the Annual Meeting in person or by proxy of the holders of a majority of the Common Shares entitled to vote is necessary to constitute a quorum. Each Common Share entitles the holder to one vote on all matters presented at the Annual Meeting. Proposal 1 regarding the election of directors will be determined by a plurality vote—the two nominees for Class I Director receiving the most "FOR" votes will be elected, the two nominees for Class II Director receiving the most "FOR" votes will be elected and the two nominees for Class III Director receiving the most "FOR" votes will be elected. Proposal 2 regarding the approval of a shareholder proposal and any other matters that may come before the Annual Meeting will require the affirmative vote of a majority of the votes cast on the proposal. In all matters, an abstention or broker nonvote will not be counted as a vote cast.

PROPOSAL 1. ELECTION OF DIRECTORS

The Company's Amended and Restated Bylaws (the "Bylaws") establish a classified Board of Directors with classes to be filled by election at the Annual Meeting and to be composed of as many directors as are designated from time to time by the Board of Directors. Currently there are six Directors. The Board of Directors has designated six persons for election at the Annual Meeting. The Annual Meeting is the first time Directors will be assigned to classes. Proxies cannot be voted for a greater number of persons than the number of nominees set forth below. For Directors elected at the Annual Meeting, the Class I directors will serve an initial term expiring at the 2010 annual meeting of shareholders, the Class II directors will serve an initial term expiring at the 2011 annual meeting of shareholders, and the Class III directors will serve an initial term expiring at the 2012 annual meeting of shareholders. Directors elected at subsequent annual meetings will be elected for a term expiring at the third annual meeting of shareholders following their election.

At the Annual Meeting, six Directors will be elected to fill a total of three classes, with each class having two Directors. Unless otherwise directed, the persons named on the proxy intend to vote all valid proxies received by them "FOR" the election of the listed nominees. In the event any of the nominees shall be unable or unwilling to serve as a director, the persons named on the proxy intend to vote "FOR" the election of any person as may be nominated by the Board of Directors in substitution. The Company has no reason to believe that any of the nominees named below will be unable to serve as a Director if elected.

Shareholders of the Company as reflected in the Company's stock records at the close of business on March 23, 2009 may vote at the Annual Meeting. Each Common Share entitles the shareholder to one vote, and shareholders have cumulative voting rights in the election of directors. Cumulative voting entitles the shareholder to that number of votes in the election of directors equal to the number of Common Shares the shareholder owns, multiplied by the total number of directors to be elected. Under cumulative voting, the shareholder may cast the total number of his or her votes for one nominee or distribute them among any two or more nominees as the shareholder chooses. Shares represented by proxies, unless otherwise indicated on the proxy card, will be voted cumulatively in the discretion of the designated proxy. The two nominees in each of the three classes receiving the highest number of affirmative votes cast at the Annual Meeting by the shareholders voting in person or by proxy, a quorum being present, will be elected as directors.

The nominees for election to the Board of Directors are: (i) Class I Directors—Scott A. Belair and Robert H. Strouse; (ii) Class II Directors—Glen T. Senk and Joel S. Lawson III; and (iii) Class III Directors—Richard A. Hayne, and Harry S. Cherken, Jr. The Board of Directors has determined that Messrs. Belair, Cherken, Lawson and Strouse are independent under the listing standards of the NASDAQ Global Select Market ("NASDAQ").

The following Directors are nominated for reelection, to serve as Class I directors with terms scheduled to end in 2010:

SCOTT A. BELAIR Director Since 1976

Mr. Belair, 61, co-founded Urban Outfitters in 1970. He has served as Principal of The ZAC Group, a financial advisory firm, during the last eighteen years. Previously, he was a managing director of Drexel Burnham Lambert Incorporated. Mr. Belair is also a director of Hudson City Bancorp, Inc. (HCBK), and Hudson City Savings Bank, the nation's largest S&L institution by market capitalization.

ROBERT H. STROUSE Director Since 2002

Mr. Strouse, 60, serves as President of Wind River Holdings, L.P. Wind River oversees a diversified group of privately owned industrial, service and real estate businesses.

The following Directors are nominated for reelection, to serve as Class II directors with terms scheduled to end in 2011:

GLEN T. SENK Director Since 2004

Mr. Senk, 52, has served as Chief Executive Officer since May 2007, and prior to that, as President of Anthropologie, Inc. since April 1994. Mr. Senk was named Executive Vice President of Urban Outfitters, Inc. in May 2002, and assumed responsibility for the Company's Free People division in May 2003. Prior to joining the Company, Mr. Senk was Senior Vice President and General Merchandise Manager of Williams-Sonoma, Inc. and Chief Executive of the Habitat International Merchandise and Marketing Group in London, England. Mr. Senk began his retail career at Bloomingdale's, where he served in a variety of roles including Managing Director of Bloomingdale's By Mail. Mr. Senk serves as a member of the Board of Directors for Bare Escentuals, Inc. and Tory Burch, Inc.

JOEL S. LAWSON III Director Since 1985

Mr. Lawson, 61, is an independent consultant and private investor. From November 2001 until November 2003, he also served as Executive Director of M&A International Inc., a global organization of merger and acquisition advisory firms. From 1980 until November 2001, Mr. Lawson was Chief Executive Officer of Howard, Lawson & Co., an investment banking and corporate finance firm. Howard, Lawson & Co. became an indirect, wholly-owned subsidiary of FleetBoston Financial Corporation in March 2001.

The following Directors are nominated for reelection, to serve as Class III directors with terms scheduled to end in 2012:

RICHARD A. HAYNE Director Since 1976

Mr. Hayne, 61, co-founded Urban Outfitters in 1970 and has been Chairman of the Board of Directors and President since the Company's incorporation in 1976. Margaret Hayne, President of Free People, is Mr. Hayne's spouse.

HARRY S. CHERKEN, JR. Director Since 1989

Mr. Cherken, 59, has been a partner in the law firm of Drinker Biddle & Reath LLP in Philadelphia, Pennsylvania since 1984 and until January 2007 served as Co-Chair of its Real Estate Group.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR.

CORPORATE GOVERNANCE AT URBAN OUTFITTERS

Our business is managed under the direction of our Board of Directors, in accordance with the Pennsylvania Business Corporation Law and our Bylaws. Members of the Board are kept informed of our business through discussions with the Chairman of the Board, Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in regular and special meetings of the Board and its committees. In addition, to promote open discussion among our non-employee Directors, those Directors meet in regularly scheduled executive sessions without the participation of management or employee Directors.

Board of Directors

Our Board of Directors has a long-standing commitment to sound and effective corporate governance practices. The foundation for our corporate governance is the Board's policy that a majority of the members of the Board should be independent. We have reviewed internally and with our Board of Directors the provisions of the Sarbanes-Oxley Act of 2002, the related rules of the SEC and current NASDAQ Marketplace Rules regarding corporate governance policies and procedures. Our corporate governance documents comply with all requirements.

In accordance with our Bylaws, our Board of Directors has specified that, as of the date of our Annual Meeting, the number of Directors will be set at six. Four of our six Directors are non-employee Directors, and the Board of Directors has determined that each of these four Directors has no relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director, and that each meets the objective requirement of "independence" under the NASDAQ Marketplace

Rules. Therefore, the Board of Directors has determined that each of these four Directors is an "independent" Director under the standards currently set forth in the NASDAQ Marketplace Rules. The Directors who are not independent are Richard A. Hayne and Glen T. Senk. See also "Committees of the Board of Directors—Audit Committee" below.

During the Company's fiscal year ended January 31, 2009 ("Fiscal 2009"), our Board of Directors held four meetings. Each member of the Board attended at least 75% of the total number of meetings of the Board and all committees on which he sits.

Committees of the Board of Directors

Our Board of Directors has an Audit Committee, Compensation Committee and Nominating Committee. The charters of these Committees have been approved by our Board of Directors and are available on our corporate website (*www.urbanoutfittersinc.com*).

The following table presents information regarding the membership of our Board Committees as of the date of this Proxy Statement.

Current Board Committee Membership

	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING COMMITTEE
Scott A. Belair	+	+X	
Harry S. Cherken, Jr.			+
Joel S. Lawson III	+X	+	
Robert H. Strouse	+	+	+X
Number of Meetings in Fiscal 2009*	9	6	6

\+ Member
X Chairperson
* In addition, the Committees also from time to time acted by unanimous written consent.

Audit Committee

The Audit Committee operates under a written charter that has been approved by the Board of Directors. The Charter is reviewed annually by the Audit Committee with any recommended changes approved by the Board of Directors. The Audit Committee's primary responsibility is to assist the Board of Directors in fulfilling its oversight responsibilities to our shareholders and other constituencies. In furtherance of those oversight responsibilities, the Audit Committee's primary duties are to: (1) appoint (and terminate), compensate, and oversee the work of the independent accountants, including the audit plan, scope and procedures; (2) pre-approve, in accordance with its pre-approval policies, all audit services and permissible non-audit services provided by the independent accountants to the Company; (3) confirm and assure the independence of the independent accountants by reviewing and discussing the formal written statement and other periodic written reports received from the independent accountants regarding their objectivity and independence, including statements concerning other relationships and services that may affect their independence; (4) set clear hiring policies for employees and former employees of the independent accountants; (5) consider and review with the independent accountants and management the adequacy and effectiveness of the Company's internal controls, including processes for identifying significant risks or exposures, and elicit recommendations for the improvement of such internal control procedures where desirable; (6) review with the independent accountants and management (i) the Company's financial reporting (including financial statements and related footnotes), (ii) any significant changes required in the independent accountants' audit plan, (iii) any material difficulties or disputes with management encountered during the course of the audit, (iv) other matters related to the conduct of the audit, (v) any material written communications provided by the independent accountants to management, and (vi) any legal and regulatory matters that may have a material impact on the financial statements; (7) review the appointment, replacement, reassignment or dismissal of management of the Company's internal audit function; (8) review and approve all related party transactions; (9) establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding these issues; (10) report Committee actions to the Board with such recommendations as the Committee may deem appropriate; (11) prepare the audit committee report required to be filed with the SEC; (12) review and reassess the adequacy of the Audit Committee's Charter annually and submit recommended amendments to the Board for approval; (13) investigate any matter brought to its attention within the scope of the Audit Committee's duties, with the power to retain and determine the appropriate compensation for independent legal, accounting, financial and other advisors as the Committee may deem necessary or appropriate to carry out its duties, at the expense of the Company; and (14) enforce the Company's Code of Conduct and Ethics. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

The Board of Directors has determined that each member of the Audit Committee is independent, under the independence standards discussed above, and that each member meets the additional standards of independence applicable under the Sarbanes-Oxley Act of 2002 and related rules of the SEC and the listing standards of the NASDAQ Marketplace Rules. In addition, the Board of Directors has determined that each of Joel S. Lawson III and Scott A. Belair qualifies as an "audit committee financial expert" in accordance with the definition of "audit committee financial expert" set forth in Item 407(d)(5)(ii) of Regulation S-K, as adopted by the SEC.

Compensation Committee

The Compensation Committee operates under a written charter that has been approved by the Board of Directors. The Charter is reviewed annually by the Compensation Committee with any recommended changes approved by the Board of Directors. The Compensation Committee is responsible for overseeing our compensation strategy and for the oversight and administration of our compensation programs including our stock incentive plans. The Compensation Committee reviews and approves performance targets, eligibility, participation and award levels for incentive compensation plans; approves and reports to the Board on the administration of compensation plans and the compensation of executives at specified salary levels; formulates, evaluates and approves the compensation of the Chief Executive Officer; selects participants and determines when options and other equity-based awards should be granted, the number of shares to be subject to each option or award, and other terms of the option or award; provided, however, that under the Company's 2008, 2004, and 2000 Stock Incentive Plans, the Chairman of the Board has discretionary authority to grant awards that cover 40,000 or fewer Common Shares, 40,000 or fewer Common Shares, and 10,000 or fewer Common Shares, respectively, to individuals not subject to Section 16 of the Securities Exchange Act of 1934, as amended. In addition, the Compensation Committee monitors aggregate share usage under our stock incentive plans and potential dilution resulting from the granting of options or awards. It also makes all other determinations involved in the administration of these stock incentive plans. The Board of Directors has determined that each member of the Compensation Committee is independent under the independence standards currently set forth in the NASDAQ Marketplace Rules. For a discussion of the role of executive officers and compensation consultants in determining executive and director compensation, see "Compensation of Executive Officers—Compensation Discussion and Analysis—Design of Compensation Program" and "—Role of Executive Officers in Establishing Compensation."

Nominating Committee

The Nominating Committee operates under a written charter that has been approved by the Board of Directors. The Charter is reviewed annually by the Nominating Committee with any recommended changes approved by the Board of Directors. The Nominating Committee, in consultation with our Chairman of the Board: (1) recommends to the Board for its selection (i) potential nominees for director to stand for election at the Company's annual meeting of shareholders, including without limitation, those proposed by shareholders, and (ii) individuals to be considered by the Board of Directors to fill vacancies; (2) establishes criteria for selecting new directors; (3) conducts, or causes to be conducted, background and qualifications checks of new director candidates; and (4) evaluates directors before nomination for reelection. The Board of Directors has determined that each member of the Nominating Committee is independent under the independence standards currently set forth in the NASDAQ Marketplace Rules.

Director Nominations

The Nominating Committee recommends director nominees to the Board of Directors. The Nominating Committee seeks individuals who are qualified to be directors based on the committee's judgment of the potential candidate's experience, skills and knowledge of business and management practices. If needed, the Nominating Committee will use a third party search firm to assist in finding director candidates. No third parties were engaged to evaluate or assist in identifying potential director nominees in Fiscal 2009.

The Nominating Committee will give appropriate consideration to qualified persons recommended by shareholders for nomination as directors, when submitted prior to the shareholder proposal date referred to in the "Proposals for 2010 Annual Meeting" section in this Proxy Statement, provided such recommendations comply with the advance notice procedures in the Company's Bylaws, which are summarized in "Proposals for 2010 Annual Meeting" on page 36. Shareholders may submit director recommendations in writing to the Nominating Committee, at Urban Outfitters, Inc., 5000 South Broad Street, Building 543, Philadelphia, PA 19112. Such recommendations shall also include: (i) sufficient biographical information about the proposed nominee to permit the Nominating Committee to evaluate his or her qualifications and experience and (ii) the nominee's consent to being named in the Proxy Statement and to serving as a director if elected.

Communications with Directors

Shareholders may communicate with members of the Company's Board of Directors by writing, as applicable, to the full Board of Directors, a particular committee or a specific director at Urban Outfitters, Inc., 5000 South Broad Street, Philadelphia, PA 19112. The Company's telephone number is (215) 454-5500 and its fax number is (215) 454-4660.

Annual Meeting

Pursuant to the Company's policy, the Directors are expected to attend the Company's annual meetings of shareholders. All six of the Company's current Directors attended last year's annual meeting of shareholders.

Code of Conduct and Ethics

The Company has had a written code of conduct for a number of years. Our Code of Conduct and Ethics applies to the Company's Directors and employees, including our President, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. The Code includes guidelines relating to compliance with laws, the ethical handling of actual or potential conflicts of interest, the use of corporate opportunities, protection and use of the Company's confidential information, accepting gifts and business courtesies, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the Code. The Code of Conduct and Ethics is available on the Company's website at *www.urbanoutfittersinc.com*. The Company intends to post any amendments to its Code of Conduct and Ethics on its website and also to disclose any waivers (to the extent applicable to the Company's President, Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer) on a Form 8-K within the prescribed time period.

PROPOSAL 2. SHAREHOLDER PROPOSAL

Two shareholders of the Company have given notice that they intend to present the proposal set forth below for action at the Meeting. The Company will promptly provide the shareholders' names, addresses and number of Common Shares held to any shareholder upon receiving an oral or written request. See "Corporate Governance at Urban Outfitters—Communications with Directors" for the Company's telephone number and address.

Shareholder Proposal and Shareholder's Supporting Statement

"RESOLVED: The shareholders urge the Board of Directors of Urban Outfitters, Inc. ("Urban Outfitters" or the "Company") to adopt, implement and enforce a publicly available workplace code of conduct that extends to its suppliers and vendors and that would be based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment; employers shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

SUPPORTING STATEMENT

At present, Urban Outfitters purchases a substantial portion of apparel from sources outside the United States. Urban Outfitters is a global corporation, and its international operations and sourcing arrangements can expose the Company to a variety of risks. This resolution is designed, therefore, to manage risks that the Company may become a party to serious human rights violations in the workplace.

The success of many Urban Outfitters' businesses depends on consumer goodwill. Since Urban Outfitters' brand names are among the Company's most significant assets, the Company would benefit from adopting and enforcing a code of conduct based on ILO conventions that would ensure that the Company is not associated with human rights violations in the workplace. Such action would protect the Company's brand name and/or relationships with its customers and the numerous governments in countries where the Company does business.

Urban Outfitters does not have a labor code that incorporates the ILO principles cited above. A significant number of manufacturers and retailers, such as American Eagle Outfitters, Federated Department Stores, Gap Inc., H&M, Jones Apparel Group, Limited Brands, Nordstrom's and VF, have adopted policies based on these ILO principles. We believe that Urban Outfitters should do so as well.

Also, institutional investors are increasingly concerned with the impact of Company workplace practices on shareholder value. A number of the world's largest pension funds have adopted responsible contractor and workplace practice guidelines. In our view, the adoption and enforcement of an effective code of conduct would increase attractiveness to the institutional investor community.

We urge you to vote FOR this resolution."

Board of Directors' Response

This is the third consecutive year that a shareholder has submitted this proposal or a substantially similar proposal. At both the 2008 annual meeting and the 2007 annual meeting, the majority of votes were cast, in accordance with our recommendation, against this proposal.

The Board of Directors again unanimously recommends voting against this proposal and believes that we have adequately addressed the matters raised by the proposal through the terms of our agreements with our outside vendors and through a compliance program for apparel products designed and produced in-house.

We believe in protecting the safety and working rights of the people who produce the goods sold in our stores and through our wholesale business, while recognizing and respecting cultural and legal differences found throughout the world. We require our outside vendors to register through an online website and agree that they and their suppliers will abide by certain standards and conditions of employment, including the following:

- vendors and suppliers must be in full compliance with all laws, rules and regulations applicable to manufacturing, facilities, and accommodations made available to workers;
- all workers must be at least the local minimum legal working age or 15 years of age, whichever is older;
- manufacturing workers must be voluntarily employed and cannot be prisoners or any other kind of forced labor;
- all hiring decisions must be based on the prospective worker's ability to do the job and cannot be based on race, religion, gender, age, sexual orientation, disability, nationality, political opinion or union membership;
- vendors and suppliers must comply with national laws regarding minimum wage, overtime and hours and benefits;

- workers must be furnished with safe and healthy working conditions in compliance with local laws;
- behavior, including gestures, language and physical contact, that is sexually coercive, threatening, abusive or exploitative is not permitted; and
- vendors must comply with all applicable laws, rules and regulations in respect of protecting the environment and maintain procedures for notifying local authorities in the event of an environmental accident resulting from vendors' operations.

With respect to apparel that is designed and produced by us in-house, we have implemented a compliance program that is monitored on an annual basis by buying offices. Our production facilities are either certified as in compliance with our program, or areas of improvement are identified and corrective follow up action is taken. All manufacturing facilities are required to follow applicable national labor laws, as well as international compliance standards regarding workplace safety, such as standards that require clean and safe working environments, clearly marked exits and paid overtime.

The shareholder making the proposal urges the Board of Directors to adopt a code of conduct that incorporates ILO standards. We believe that the measures described above result in treatment of workers that parallel the ILO standards in many respects, including with respect to prohibitions on involuntary or forced labor and the adoption of minimum age standards for our workers. We also seek to enforce ILO standards to the extent they are incorporated into applicable local laws, which is consistent with our desire to respect cultural and legal differences in the countries in which we do business.

We believe that we have adequately addressed the matters raised in the proposal and, for the foregoing reasons, the Board of Directors unanimously believes that this proposal is not in the best interests of the Company or its shareholders, and recommends that you vote "AGAINST" Proposal 2. Proxies solicited by the Board of Directors will be voted "AGAINST" this proposal unless a shareholder has otherwise indicated in voting the proxy.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 2.

OTHER MATTERS

The Board of Directors knows of no matters to be presented for action at the Annual Meeting, other than those set forth in the attached notice and customary procedural matters. If any other matters should properly come before the Annual Meeting or any adjournments or postponements thereof, the proxies solicited hereby will be voted on such matters, to the extent permitted by the rules and regulations of the SEC, in accordance with the judgment of the persons voting such proxies.

COMPENSATION OF DIRECTORS

FISCAL 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Scott A. Belair	100,000*	—	232,620†**	—	—	—	332,620
Harry S. Cherken, Jr.	100,000*	—	232,620†**	—	—	—	332,620
Joel S. Lawson III	100,000*	—	232,620†**	—	—	—	332,620
Robert H. Strouse	100,000*	—	232,620†**	—	—	—	332,620

* Represents amounts paid in cash

† The FAS 123(R) value of the options granted on May 20, 2008, was $10.78 per share. The Company used a Lattice Binomial Model in Fiscal 2009. The May 20, 2008 total option value is $215,600 (20,000 shares x $10.78 per share). Fiscal 2009 option expense is $148,770 relating to the May 20, 2008 grant and $83,850 relating to the May 22, 2007 grant. The Options granted on May 22, 2007 had a FAS 123(R) value of $13.73; during fiscal year 2008 the Company used the Black Scholes Valuation Model. For a discussion of the assumptions utilized in the Lattice Binomial Model and Black Scholes Model, please see note 9 to the Company's consolidated financial statements for the fiscal year ended January 31, 2009, which are included in the Company's Annual Report on Form 10-K, as filed with the SEC on April 1, 2009.

** At the end of Fiscal 2009, all 20,000 options from the May 20, 2008 grant were not vested.

Each director who is not also an employee of the Company ("Outside Directors") is paid two cash installments consisting of (i) a $50,000 payment following election as a Director at the applicable annual meeting of shareholders, and (ii) a $50,000 payment in February following completion of the fiscal year.

During Fiscal 2009, the Company granted, on a discretionary basis, each Outside Director the option to purchase 20,000 Common Shares under the Company's 2004 Stock Option Plan. The exercise price of the non-qualified stock options granted under the Plan was $30.495.

All directors and their immediate families are eligible to receive discounts on our merchandise through use of discount cards issued to them and in accordance with our employee merchandise discount policy.

The Board of Directors believes it is good corporate practice to periodically review and reevaluate the total compensation paid to the Company's Outside Directors for their service on the Board of Directors, including the cash and equity components of that compensation. The Board of Directors intends to review the compensation paid to the Outside Directors following the Annual Meeting and will make any adjustments it deems appropriate.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Company Objectives

The Company's compensation program is designed to attract, retain, and motivate executive and key employee talent in support of its primary objective of building compelling brands that connect with the customer on an emotional level. The Company believes that delivering value to the customer by excelling at 'experiential retailing' is the foundation for the long-term maximization of shareholder value.

Design of Compensation Program

General

In furtherance of our primary objective, our compensation program is designed to motivate executives to maximize shareholder value and grow our brands, both in the short-term and the long-term, by rewarding executives for doing so. These long standing compensation policies were designed and approved by management, the Compensation Committee or the Board of Directors as appropriate. We have identified the first step in attaining these objectives as having superior executives in place, and as such, our compensation program's initial purpose is to attract new candidates and retain the ones we have. This requires our compensation to be competitive in the marketplace. The other step in attaining our objectives is to reward these executives through annual performance-based compensation based on the achievement of specific operating goals that have been determined by the Compensation Committee based on recommendations by the Chairman of the Board (the "Chairman") and Chief Executive Officer. Moreover, through equity-based compensation, we attempt to align the compensation of our executives with the interests of the shareholders and motivate our executives to achieve the Company's longer-term goals.

Long-Term versus Currently Paid Out Compensation

Current compensation paid to executive officers includes base salaries, which are paid periodically throughout the fiscal year, and performance bonuses, which are awarded at the end of the year. The Company's long-term compensation has been comprised of stock options, a single restricted stock award made in fiscal year 2005, and two performance stock unit awards based on specific operating performance criteria made in fiscal year 2009. The Company has long believed that the characteristics of equity-based compensation, particularly the extended vesting periods, leverage and the deferral of taxation until exercise or vesting, are closely aligned with maximizing shareholder value and supporting its long-term growth strategies, and were favorable to the Company from both a cash flow and, prior to the adoption of FAS 123(R), an earnings statement perspective. The Company believes that the performance stock unit awards made in fiscal year 2009 share these characteristics and offer the potential for meaningful compensation for superior performance measured over an extended period of time.

The Company does not have deferred compensation plans or programs or executive retirement plans because it does not believe that such plans are the best way to support its goal of maximizing shareholder value. Furthermore, the Company believes that there are regulatory and administrative costs involved with the administration of these plans that are not warranted by the benefits they provide. As a matter of practice and philosophy, the Company has significantly limited the scope and value of perquisites provided to executive officers.

The Company's compensation structure attempts to balance the ongoing cash requirements of the named executive officers for current income with the Company's desire to create long-term incentives that are directly tied to growth in shareholder value. There is no pre-determined allocation between current and long-term compensation; the Compensation Committee maintains flexibility in this regard. Historically, however, equity compensation has provided the majority of income that named executives have derived from their employment with the Company. In recognition of this, the Compensation Committee takes the performance of the Company's Common Shares (and therefore the perceived value of them to the executive) into consideration when making compensation decisions for each executive. Different positions may yield a different balance between cash and equity compensation in light of what the Compensation Committee decides will best further the Company's objectives. For example, the brand divisional Presidents have maximum bonus potential that exceeds base salary. This reflects the Company's emphasis on the specific brand-related performance goals tied to the bonus for these particular executives. The Chief Executive Officer's maximum bonus potential also exceeds base salary and is tied to overall sales and profitability metrics, while his performance stock unit grants are tied to overall profitability. For the Chief Financial Officer and the General Counsel, base salary exceeds the maximum bonus potential. A significant portion of both officers' bonus plans are tied to overall Company sales and profitability metrics rather than those of specific brands because their responsibilities are generally more company-wide than brand-based. The different elements of compensation are discussed more fully below in "Determination of Amount of Element; Relation of Elements to Primary Compensation Objectives."

In the beginning of fiscal year 2009, citing his ownership of a substantial number of Common Shares of the Company and his confidence in the Company's future performance, the Chairman requested that his base salary be set at $1.00 per year, and the Compensation Committee honored his request. This change in base salary reduced his overall compensation and, as a result, he is not considered a named executive officer for fiscal year 2009. The Chairman remained eligible to receive a performance bonus in fiscal year 2009, and he received $300,000 of his maximum bonus potential of $600,000.

Operation and Process

Compensation Committee

The Company's Compensation Committee, acting pursuant to its charter, sets the amount of each element of compensation for each named executive officer. The Compensation Committee generally holds meetings at least four times a year, and compensation amounts for executive officers for the new fiscal year are generally set in the Company's first fiscal quarter. In fiscal year 2009 there were five meetings of the Compensation Committee.

The Compensation Committee is comprised of three members, Scott A. Belair (who is the committee's chairman), Joel S. Lawson III, and Robert H. Strouse. All members are "independent" directors, as defined by the NASDAQ Marketplace Rules. The Compensation Committee Charter is available on the Company's website (*www.urbanoutfittersinc.com*), under "Financial Overview—Corporate Governance." The charter is reviewed by the Compensation Committee on an annual basis and revised as warranted.

Compensation Committee Consultant

The Compensation Committee directly engages PricewaterhouseCoopers LLP as a compensation consultant to provide advice on executive compensation matters, and it has performed such duties in Fiscal 2009. The committee and the Board of Directors have discretion to hire and fire the consultant, as described in the Compensation Committee's Charter. The committee determines the scope of the consultant's review. In fiscal year 2009, the committee asked the consultant to review the elements of the Chief Executive Officer's and other named executive officers' compensation programs, as well as to meet with the Compensation Committee on July 28, 2008. PricewaterhouseCoopers LLP sends its invoices for consulting services directly to the Compensation Committee, which reviews the invoices and then forwards them to the Company for payment.

Role of Executive Officers in Establishing Compensation

The Compensation Committee is solely responsible for compensation determinations and compensation policies applicable to executive officers and as otherwise provided in the Compensation Committee Charter. None of the Company's Chief Executive Officer, Chairman or any other executive officer makes any such determinations or set any such policies. The Compensation Committee does consult with the Chairman and the Chief Executive Officer in determining compensation levels for each named executive officer, and the committee takes their assessment of the performance of each of the executive officers into consideration when weighing the factors and setting compensation. The Chairman, Chief Executive Officer, General Counsel, Chief Administrative Officer, and Chief Talent Officer may attend portions of certain meetings of the committee as needed.

The Chairman and the Chief Executive Officer have the primary role in making recommendations to the Compensation Committee regarding the assessment and design of programs, plans and awards. They are assisted by the General Counsel, the Chief Financial Officer, the Chief Administrative Officer, the Chief Talent Officer, and the Executive Director of Finance, who provide them with information and input on these items.

Elements of Compensation

The Company's compensation program is comprised of three main elements: (1) base salary, (2) performance bonus and (3) equity-based incentives, including stock options and performance stock units.

Selection of Elements

The Compensation Committee has chosen to utilize base salary, performance bonus and equity-based incentives because it believes such a compensation package, taken as a whole, is both competitive in the marketplace and reflects directly on the Company's primary objective of maximizing shareholder value and growing its brands. The rationale for the selection of each particular element is discussed in detail below.

Determination of Amount of Element; Relation of Elements to Primary Compensation Objectives

The Compensation Committee reviews the amounts payable to each executive under each individual element of compensation, as well as the aggregate amount of compensation to such executive, in making compensation decisions.

Base Salaries

Base salary is determined by position, experience and competitive market factors for comparable talent. Inasmuch as the main objective of the compensation plan is maximizing shareholder value, the Company generally seeks to set base salaries at or near prevailing market rates for comparable levels of responsibility in specialty retail so as to reduce the levels of committed compensation expense on the Company's financial statements as well as the cash cost to the Company. The Company believes that it needs to offer competitive base salaries in order to retain and attract superior personnel, which is a key step in achieving its primary objectives. For fiscal year 2010, the Compensation Committee decided to maintain executive officer salaries at fiscal year 2009 levels, primarily due to the current economic downturn and resulting market conditions.

Performance Bonuses

The Company's executive officers are eligible to receive cash incentive bonuses under the Company's Executive Incentive Plan based on the achievement of specific performance targets established in advance. In determining performance objectives, the Compensation Committee sets forth specific targets that are consistent with its primary objectives. We believe that this plan presents the executive with clear objectives that, if achieved, will maximize shareholder value and further the growth of our brands, while providing commensurate rewards to the executive.

Eligibility

The Compensation Committee determines executive officer eligibility for performance bonuses during the Company's first fiscal quarter based on the Company's financial budgets and operating plans and the roles that the executives have in achieving those objectives.

Setting Performance Criteria and Targets

The Compensation Committee sets the performance criteria for each participant during the Company's first fiscal quarter. The criteria may be based on the performance of the participant, a division, the Company as a whole or a subsidiary of the Company, at the committee's discretion. Performance criteria may include, depending on the particular participant: sales, profit, return on sales, net operating profit after taxes, investment turnover, customer service indices, funds from operations, income from operations, return on assets, return on net assets, asset turnover, return on equity, return on capital, market price appreciation of shares, economic value added, total shareholder return, net income, pre-tax income, earnings per share, operating profit margin, net income margin, sales margin, cash flow, market share, inventory turnover, sales growth, net revenue growth, capacity utilization, new stores opened, customer penetration, increase in customer base, net income growth, expense control and hiring of personnel. The Compensation Committee determines performance criteria that are appropriate for each participant. The committee may also take into account the opinion of the named executive officer as to which criteria he or she feels is the best indicator of his or her performance. The Compensation Committee, in connection with its assessment of performance criteria for fiscal year 2009, concluded that the criteria or targets do not encourage or promote inappropriate risk-taking by the participants.

Specifically, the Compensation Committee sets criteria based on whether the executive officer has merchant responsibility. The primary criteria for the Chief Executive Officer may include sales, operating profit, stores opened, return on capital, management of inventory levels, hiring goals or other goals determined by the committee. Typically, the primary criteria of the performance bonus plans for executives with merchant responsibilities, such as President of Urban Outfitters Brand or President of Free People Brand, would be sales and operating profits, number of new stores opened, customer penetration, management of inventory levels or other goals determined by the committee. For executive officers who do not have merchant responsibilities, such as the Chief Financial Officer and the General Counsel, the criteria generally include sales and operating profits goals, meeting or exceeding functional area budgets, functional area performance ratings, the number and timing of store openings or other goals determined by the committee.

Each performance criterion is then assigned a performance target. For example, for the criterion of "number of new stores opened," the target would be the Company's goal for a specified number of stores opened, consistent with the operating budget and with the brand growth strategies. Or, for the criterion of "sales and operating profits," the target would be meeting or exceeding the Company's financial "budget" for the fiscal year, or by meeting or exceeding "stretch" goals for the fiscal year. The thresholds for the functional area budgets are determined by the operating budget and its goal of leveraging selling, general and administrative expenses as top line revenue grows, and those for functional area performance ratings are driven by the brands' or the Chief Executive Officer's assessments of the functional areas.

Finally, the Compensation Committee establishes a schedule or matrix for each participant showing the maximum performance bonus (expressed as a percentage of base salary) payable for the achievement of the specified performance target. The specific amounts for each performance target are determined by assessing the profit contribution attained by meeting various targets, and measuring the compensation outcomes achieved by meeting those targets, while taking into account total compensation from base salary, bonus and stock options. The performance targets and the percentage of performance bonus subject to each performance objective for the Company's named executive officers in fiscal year 2009 are described below in "—Measuring Achievement; Payment of Bonuses.

Role of Named Executive Officers in Determining Performance Factors

With respect to the performance bonus factors of all named executive officers, the Chairman, Chief Executive Officer and Chief Administrative Officer make recommendations to the Compensation Committee, which it considers when setting the performance bonus plans. None of the Chairman, the Chief Executive Officer, or the Chief Administrative Officer has the authority to call Compensation Committee meetings or set meeting agendas themselves nor do they meet with the compensation consultant on an individual basis without the consent of the Compensation Committee or its Chairman.

Measuring Achievement; Payment of Bonuses

At the end of the year, the Compensation Committee determines the extent of achievement of the pre-established performance targets for each criterion. The level of achievement attained is applied to the schedule to determine the individual's adjusted performance bonus percentage, which is then multiplied by the individual's award. The Compensation Committee has the discretion to award that amount or reduce the award payable if it believes such action would be in the best interest of the Company and its shareholders. At the end of a year, the Compensation Committee also has the ability to grant cash bonuses to non-named executive officers.

In Fiscal 2009, the Company met its goal of growing sales by more than 20% and profit by more than 25%, and its goal of meeting or exceeding its sales plan, but did not meet its goal of meeting or exceeding its profit plan. The Company did achieve its objectives for the number and timing of store openings. Overall, named executive officers realized 48.6% of their maximum achievable performance bonuses, with a range of 28% to 70% of maximum achievable bonus.

Set forth in the table below are the performance targets and the percentage of performance bonus subject to each performance objective for the Chief Executive Officer, the Chief Financial Officer, the President of Urban Outfitters Brand, the President of Free People Brand and the General Counsel.

For fiscal year 2009, a portion of each named executive officer's bonus is tied to two different measures of Company-wide sales and profit targets. The first measure is based on whether net sales for specified stores were increased from the prior year by at least 20% (the "Sales Percentage Target") and whether profit (i.e. income from operations) was increased from the prior year by at least 25% for specified stores (the "Profit Percentage Target"). The second measure is based on whether the Company's net sales for specified stores meet or exceed a dollar amount specified in each named executive officer's performance objectives (the "Sales Plan Target") and whether the Company's profit for specified stores meets or exceeds a dollar amount specified in each named executive officer's performance objectives (the "Profit Plan Target"). Each named executive officer also has his or her own additional performance criteria, selected by the Compensation Committee based on the methodology described above in "—Setting Performance Criteria and Targets."

Glen T. Senk – Chief Executive Officer

Bonus Criteria	**Percent of Total Bonus Potential**
Company meets Sales Percentage Target and Profit Percentage Target[1] ..	50%
Company meets Sales Plan Target and Profit Plan Target[2]	25%
Company exceeds Sales Plan Target by more than 2% and Profit Plan Target by more than 5%[2]	25%
	100%

(1) In fiscal year 2009, actual net sales increased by more than 20% and actual profit increased by more than 25%. Accordingly, this performance objective was met.

(2) In fiscal year 2009, actual net sales of approximately $1.83 billion exceeded the Sales Plan Target, but actual profit of approximately $309.8 million did not meet or exceed the Profit Plan Target. Accordingly, this performance objective was not met.

John E. Kyees – Chief Financial Officer

Bonus Criteria	**Percent of Total Bonus Potential**
Company meets Sales Percentage Target and Profit Percentage Target[1] ..	20%
Company meets Sales Plan Target and Profit Plan Target[2]	30%
Individual Goals[3]	50%
	100%

(1) In fiscal year 2009, actual net sales increased by more than 20% and actual profit increased by more than 25%. Accordingly, this performance objective was met.

(2) In fiscal year 2009, actual net sales of approximately $1.83 billion exceeded the Sales Plan Target, but actual profit of approximately $309.8 million did not meet the Profit Plan Target. Accordingly, this performance objective was not met.

(3) These four individual goals include (i) meeting or exceeding a target percentage for reducing "shrink" (i.e. the amount of inventory lost as a result of theft or damage); (ii) planning and executing the expansion of a distribution center; (iii) managing all operational areas of responsibility, which is further broken down to include (A) for the call center, the achievement of specified service levels and functioning at or below the call center budget, (B) for the distribution and fulfillment function, the achievement of specified service levels and meeting budget requirements, (C) for the finance function, the successful completion of financial reports on time and accurately, as well as meeting its budget requirements, and (D) for the loss prevention function, the achievement of specified target

levels for loss prevention/merchandise control and operating within budget; and (iv) achieving a tax rate of 36% or better. Mr. Kyees attained each of these individual goals. The Compensation Committee expected that these individual goals would be challenging and achievable only through superior performance.

Tedford G. Marlow – President, Urban Outfitters Brand

Bonus Criteria[1]	Maximum Percent of Total Bonus Potential
Company meets Sales Percentage Target and Profit Percentage Target and Urban Outfitters Brand exceeds its sales plan target by more than 2% and/or its profit plan target by more than 5%[2][3]	20%
Company exceeds Sales Plan Target by more than 2% and Urban Outfitters Brand exceeds its sales plan target by more than 2% and/or its profit plan target by more than 5%[3][4]	20%[3]
Company exceeds Profit Plan Target by more than 5% and Urban Outfitters Brand exceeds its sales plan target by more than 2% and/or its profit plan target by more than 5%[3][5]	40%
Individual Goals[6]	20%
	100%

(1) The executive's bonus criteria are broken down into both "budget" and "stretch" goals. This table includes the "stretch" goals and the maximum bonus potential if each "stretch" goal is met.

(2) In fiscal year 2009, the Company's actual net sales increased by more than 20% and the Company's actual profit increased by more than 25%. Actual Urban Outfitters Brand net sales exceeded the applicable sales plan target by more than 2% and actual profit exceeded the applicable profit plan target by more than 5%. Accordingly, this performance objective was met.

(3) In setting the fiscal year 2009 objectives, the Compensation Committee believed that exceeding the Urban Outfitters Brand sales plan target by more than 2% and profit plan target by more than 5% would be challenging and achievable only through superior performance. This difficulty was magnified by the adverse impact of economic conditions in the fourth fiscal quarter.

(4) By achieving actual net sales of approximately $1.83 billion, the Company did not exceed its Sales Plan Target by more than 2%. Therefore, Mr. Marlow did not satisfy the "stretch" goal indicated in this row. However, the Company did exceed its Sales Plan Target by less than 2% which allowed him to meet his applicable "budget" goal. Accordingly he received a payment equal to 10% of his maximum potential bonus for this performance objective.

(5) By achieving actual profit of approximately $309.8 million, the Company did not meet or exceed its Profit Plan Target. Therefore, Mr. Marlow was not able to meet his "stretch" or "budget" goal for this performance objective and he did not receive the applicable bonus.

(6) These three individual goals are related to the Urban Outfitters Brand and include (i) improving the average dollar inventory turn by a minimum period of time versus the

previous year; (ii) increasing the penetration of Urban Outfitters own brand apparel to a specified demographic market; and (iii) increasing profitability in a specified geographic market. Mr. Marlow was able to achieve goals (i) and (ii), and therefore he received a payment equal to 13.4% of his maximum bonus potential for this goal. The Compensation Committee considered Mr. Marlow's individual goals to be challenging and achievable only through superior performance.

Margaret Hayne – President, Free People Brand

Bonus Criteria[1]	**Maximum Percent of Total Bonus Potential**
Company meets Sales Percentage Target and Profit Percentage Target and Free People Brand exceeds its sales plan target by more than 2% and/or its profit plan target by more than 5%[2][3]	20%
Company exceeds Sales Plan Target by more than 2% and Free People Brand exceeds its sales plan target by more than 2% and/or its profit plan target by more than 5%[3][4]	20%
Company exceeds Profit Plan Target by more than 5% and Free People Brand exceeds its sales plan target by more than 2% and/or its profit plan target by more than 5%[3][5]	40%
Individual Goals[6]	20%
	100%

(1) The executive's bonus criteria are broken down into both "budget" and "stretch" goals. This table includes the "stretch" goals and the maximum bonus potential if each "stretch" goal is met.

(2) In fiscal year 2009, the Company's actual net sales increased by more than 20% and the Company's actual profit increased by more than 25%. Actual Free People Brand net sales exceeded the applicable sales plan target by less than 2% and actual profit exceeded the applicable profit plan target by less than 5%. Accordingly, the performance objective for the "stretch" goal was not met, but the performance objective for the "budget" goal was met. Therefore, Ms. Hayne was eligible to receive half of her maximum potential bonus for this performance objective, which she did.

(3) In setting the fiscal year 2009 objectives, the Compensation Committee believed that exceeding the Free People Brand sales plan target by more than 2% and profit plan target by more than 5% would be very challenging and achievable only through outstanding performance. This difficulty was magnified by the adverse impact of economic conditions in the fourth fiscal quarter.

(4) By achieving actual net sales of approximately $1.83 billion, the Company exceeded its Sales Plan Target but did not exceed it by more than 2%. In addition, actual Free People Brand net sales exceeded the applicable sales plan target by less than 2% and actual profit exceeded the applicable profit plan by less than 5%. Due to these results, Ms. Hayne's performance objective for the "stretch" goal was not met, but the performance objective for the "budget" goal was met. Therefore, Ms. Hayne received half of her maximum potential bonus for this performance objective.

(5) Actual Free People Brand net sales exceeded the applicable sales plan target by less than 2% and actual profit exceeded the applicable profit plan by less than 5%. Therefore, Ms. Hayne was eligible to receive half of her maximum potential bonus for this performance objective. However, by achieving actual profit of approximately $309.8 million, the Company did not exceed its Profit Plan Target, and therefore, she did not receive a bonus for this performance objective.

(6) These four individual goals are related to the Free People Brand and include (i) launching a specific line under the Free People Brand and achieving a specific annual sales goal for that new line; (ii) launching another specific line under the Free People Brand and achieving a specific annual sales goal for that new line; (iii) successfully launching a website relating to the Free People Brand; and (iv) achieving an international sales goal for the Free People Brand. For the performance objective listed in this row, amounts payable to Ms. Hayne are dependent on actual Free People Brand net sales and profit and individual goals. Due to the fact that actual Free People Brand net sales exceeded the applicable sales plan target by less than 2% and actual profit exceeded the applicable profit plan target by less than 5%, the performance objective for the "stretch" goal was not met, but the performance objective for the "budget" goal was met. Therefore, Ms. Hayne was eligible to receive half of her maximum potential bonus for this performance objective. With respect to individual goals, she achieved goals (i), (ii) and (iii). As a result, she received a payment equal to 7.5% of her maximum bonus potential. The Compensation Committee believed Ms. Hayne's individual goals were very challenging and achievable only through outstanding performance.

Glen Bodzy – Secretary and General Counsel

Bonus Criteria	**Percent of Total Bonus Potential**
Company meets Sales Percentage Target and Profit Percentage Target[1]	20%
Company meets Sales Plan Target and Profit Plan Target[2]	30%
Individual Goals[3]	50%
	100%

(1) In fiscal year 2009, actual net sales increased by more than 20% and actual profit increased by more than 25%. Accordingly, this performance objective was met.

(2) In fiscal year 2009, actual net sales of approximately $1.83 billion exceeded the Sales Plan Target, but actual profit of approximately $309.8 million did not meet the Profit Plan Target. Accordingly, this performance objective was not met.

(3) These three individual goals include (i) opening at least 45 stores in fiscal year 2009; (ii) opening a specific number of those stores in the fourth quarter of fiscal year 2009; and (iii) entering fiscal year 2010 with a targeted number of signed leases. Mr. Bodzy was able to attain all of these individual goals. The Compensation Committee considered the target for maximum fourth quarter store openings and overall lease signings to be very challenging and achievable only through superior performance.

The Company did not modify any performance targets during Fiscal 2009 to reflect changes in the financial budgets or goals upon which the performance targets and awards were based. If the Company were to change such financial budgets in the future, however, the Compensation Committee would have discretion to adjust bonus awards accordingly where it believes it is warranted in light of the objectives of the compensation program.

The Compensation Committee is currently in the process of determining performance targets and awards for Fiscal 2010 for the Chief Executive Officer, Chairman and other executive officers.

The Compensation Committee takes historical sales and operating profit performance and the current business environment into account in the development of the performance targets upon which performance bonuses are based.

Equity-Based Incentives

The Compensation Committee believes that stock ownership by management and equity-based performance compensation arrangements are useful tools to align the interests of management with those of the Company's shareholders. Where executives are shareholders themselves, the executives will realize a direct benefit by achieving the objective of maximizing shareholder value. In addition, as shareholders, executives would stand to benefit from successful growth of the Company's brands to the extent that this would increase the value of their shareholdings. Accordingly, the Company's executives are eligible to receive stock options, stock appreciation rights, restricted stock and/or restricted stock units and performance stock units under the Company's stock incentive plans, which have all been approved by the Company's shareholders. The Company has in place three stock option plans, including the 2000 Stock Incentive Plan, the 2004 Stock Incentive Plan and the 2008 Stock Incentive Plan (collectively, the "Plans").

Stock Options

The committee believes that including stock options in the compensation program serves the Company's longer-term goals. Whereas base salary and performance bonuses compensate for achievement of shorter-term goals, it is anticipated that stock options motivate the executive to focus on the Company's long-term success because the value of the options generally cannot be realized for several years. To date, the committee has granted only time-based stock options.

The exercise price of stock options is equal to or greater than Fair Market Value of the Company's Common Shares on the date of the grant, as defined in the Plans. Awards granted pursuant to the Plans may be subject to performance-based vesting conditions; although to date, all stock options have been time-based.

The Compensation Committee determines whether to grant stock options and the size of the grant to each executive officer based upon its subjective assessment. The committee evaluates the executive officer's performance after taking into consideration prior years' grants, the organizational impact of the executive officer and the need to respond to competitive conditions in order retain executive officers and attract new candidates. The Committee did not grant any stock options to named executive officers in fiscal year 2009.

The anti-dilution provisions of the Company's 2004 Stock Incentive Plan and 2000 Stock Incentive Plan were amended on November 14, 2006 by the Board of Directors for the purpose of removing any ambiguity regarding the mandatory nature of those anti-dilution provisions, and to clarify that the Compensation Committee has discretion only with respect to the manner of the adjustment to ensure that equitable and proportionate adjustments are made.

Restricted Stock

Restricted stock awards are one of several equity-based incentives available to the committee under the Plans. The Compensation Committee has not made restricted stock awards to named executive officers except for a one-time grant in fiscal year 2005, however, the committee believes that restricted stock awards generally share the same beneficial characteristics of stock options and fit into the Company's overall compensation philosophy in the same manner.

Performance Stock Units

Performance stock unit awards are another one of several equity-based incentives available to the Compensation Committee under the Plans. Fiscal year 2009 is the first year that the committee has elected to award performance stock units.

On April 28, 2008, the Compensation Committee made two performance stock unit awards to the Chief Executive Officer. Performance stock units are convertible on a one-for-one basis into Common Shares when vested. Vesting is both time-based and performance based; the awards will not vest until the date specified in the award agreement and are forfeited entirely if the established performance criteria are not achieved. The committee considers the awards granted to be an integral component of the Chief Executive Officer's overall compensation.

The first award entitles the Chief Executive Officer to receive Common Shares at the end of fiscal year 2010, provided that (i) the average of the Company's Operating Profit (defined as income from operations divided by net sales, excluding certain types of acquisitions, as these terms as used in the Company's Consolidated Statements of Income) in fiscal year 2009 and fiscal year 2010 meets or exceeds the established target and (ii) the Fair Market Value (as defined in the Plans) of the Company's Common Shares at the end of fiscal 2010 meets or exceeds the established threshold. The second award entitles the executive to receive Common Shares at the end of fiscal year 2011, provided that (i) the average of the Company's Operating Profit in fiscal years 2009 through 2011 meets or exceeds the established target and (ii) the Fair Market Value of the Company's Common Shares at the end of fiscal 2011 meets or exceeds the established threshold. All performance stock units are forfeited if the performance criteria are not met or in the event of the executive's Termination of Service (as defined in the Plans) prior to the vesting date. At the time of the award, the Compensation Committee expected that the performance criteria would be challenging and achievable only through superior performance, however, if current economic conditions persist, they may have a material adverse effect on his ability to achieve these performance objectives.

The Compensation Committee believes that the performance stock units awarded in fiscal year 2009 promote the overall profitability of the Company and its shareholders by linking the financial interests of the executive to the achievement of long term growth in shareholder value. Furthermore, these awards are intended to provide the executive with incentive to continue his employment with the Company. In establishing the criteria and vesting periods for these awards, the Compensation Committee selected average Operating Profit of the Company and Fair Market Value of the Company's Common Shares. The committee believes these criteria support its compensation objective of creating long-term incentives (by providing for delayed vesting of the performance stock unit until goals spanning a two or three periods are met) and tying those incentives directly to shareholder value (by basing the criteria on future Operating Profit and share price).

Under each award, the executive is entitled to receive 30,184 Common Shares (valued on the award date at approximately $1 million) upon satisfaction of the applicable goals. The number of shares issuable under each award will be reduced to the extent that the Fair Market Value of the shares on the date of issuance has a value exceeding $1.3 million.

Timing

The Company generally considers once-a-year grants to a broad group of executives and managers, including named executive officers, typically around the time of its Annual Meeting of Shareholders, and at other times for business purposes related to employee promotions, or retention, or new hires. The Company, as mentioned, made two performance stock unit awards to the Chief Executive Officer in fiscal year 2009. The Company makes grants which are effective on or after the date when the Stock Option Plan Administrator, the Compensation Committee, or, for grants that relate to 40,000 or fewer shares, the Chairman approves the grant. The Company does not time grants with respect to the release of positive or negative material non-public information.

Potential Payments Upon Changes in Control; Certain Corporate Transactions

All of the Plans provide that in the event of a "change in control" of the Company, all remaining unvested options and restricted stock awards will immediately vest and become exercisable, as applicable. "Change in control" is defined to include an event in which any person or group acquires majority beneficial ownership of the Company, other than Richard A. Hayne or benefit plans sponsored by either the Company or its subsidiaries. The basis for the change in control provisions is that they are consistent with previous Company plans, customary in industry practice and competitive in the marketplace. Assuming a change in control of the

Company occurred on January 31, 2009, the Chief Executive Officer, Glen T. Senk, would have received full vesting of restricted stock units in an amount equal to $6,232,000. Performance stock units under Mr. Senk's two performance stock unit awards do not vest automatically upon a change in control.

In the event of certain corporate transactions (such as a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation), the Compensation Committee has discretion to terminate all or a portion of outstanding options and stock appreciation rights, effective as of the closing of the corporate transaction, if it determines that such termination is in the best interests of the Company. If the committee decides to terminate, the holder will have the right to exercise outstanding options and stock appreciation rights on at least seven days' notice. The basis for selecting these corporate transactions as a triggering event for potential termination by the Compensation Committee is that it is customary in industry practice.

Additional Types of Compensation

In addition to the three main elements, the Company provides additional compensation to its executive officers in the form of: (i) a 401(k) matching contribution which is available to all employees who have completed six months of service, which is $0.25 on every $1.00 of employee deferral up to 6% of salary match, with a vesting schedule of 20% a year for five years, and with the deferral limited by applicable law; (ii) a Christmas bonus, capped at $5,000; and (iii) employee awards made to all staff with fixed dollar amounts for terms of service, in five-year service increments, ranging from $1,000 for 10 years of service to $15,000 for 30 years of service.

Benchmarking

The Compensation Committee does not engage in formal benchmarking when setting compensation of the Company's named executive officers, including the Chief Executive Officer, although the committee has in the past and would expect in the future to consider information regarding compensation of executive officers of other specialty apparel retailers in developing the compensation plan.

The Compensation Committee takes the Company's own historical data into consideration to ensure that compensation increases are consistent with the growth in responsibility and operating profit of its executives. Each year the committee reviews a summary of all of the Company's named executive officer and key management personnel compensation for the previous fiscal year as well as prior fiscal years. All historical data is viewed with the operating results and responsibilities of management personnel and specific performance.

Compensation Committee Discretion

The factors related to increasing the compensation and potential compensation from bonuses of named executive officers from year-to-year takes into account increased sales and profitability, performance and measurably increased responsibilities, with a focus on both performance and the leveraging of selling, general and administrative expenses. Historically, the Company has not decreased base salaries or the bonus potential of named executive officers. This is because its history of growth has led to larger responsibilities for its named executive officers and because as a matter of philosophy, it does not generally reduce these compensation elements for existing employees. As more fully described above, however, at the Chairman's request, the Compensation Committee set the Chairman's base salary at $1.00 in fiscal year 2009 and that salary remains in effect for fiscal year 2010.

As stated above, the Compensation Committee has discretion in the granting of Performance Bonus Awards and can grant such awards to named executive officers, at its discretion, even if specified performance goals are not achieved. The requirements for Performance Bonus Awards were not waived in Fiscal 2009, but could be waived in the future to reward specific performance achievements in an instance where the actual criteria for a performance bonus were not met or for purposes of retention.

Pursuant to the 2004 Stock Incentive Plan and the 2008 Stock Incentive Plan, the Compensation Committee has discretion to accelerate the date on which options or stock appreciation rights may be exercised, and may accelerate the date of termination of the restrictions applicable to restricted stock and restrict stock units if it determines that to do either would be in the best interests of the Company and the plan participants.

The Company at present has no employment agreements or contracts with its named executive officers and has no policies for post termination compensation arrangements. In the future, however, the Company may, in its sole discretion, decide to provide some form of severance in the event that a named executive officer's employment ceases. No named executive officers separated from the Company in Fiscal 2009 and no such payments were made.

Tax and Accounting Considerations

Historically, the Company has believed that the tax and accounting treatments of stock options were a favorable factor in its granting of them. The advent of FAS 123(R) and the change in accounting treatment accorded the granting of stock options has changed that assessment.

The applicability of Section 162(m) of the Internal Revenue Code may affect the tax deductibility of certain portions of named executive officers' compensation. Wherever possible, the Company structures compensation for its executive officers in a way that preserves tax deductibility under Section 162(m).

The Company does not usually consider the tax consequences to named executive officers of cash compensation or of equity based compensation, though it considers the tax treatment to the Company for non-qualified options and the non-qualifying disposition of qualified options to be favorable.

Security Ownership Guidelines

The Company has no policy that requires or that sets guidelines for the ownership of Common Shares of the Company; nor does it have any policy on the hedging of economic risk of such ownership or of vested stock options, other than requiring full compliance with all applicable laws.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
Glen T. Senk,	2009	1,003,846	5,000	1,156,359(4)	—	1,000,000	—	4,534(5)	3,166,580
Chief Executive Officer	2008	750,000	250,000	1,153,200	—	300,000	—	7,683	2,460,883
Urban Outfitters, Inc.	2007	577,218	5,000	1,153,200	—	50,000	—	3,438	1,788,856
(Principal Executive Officer)									
John E. Kyees,	2009	439,615	5,000	—	—	184,800	—	4,150(6)	633,565
Chief Financial Officer	2008	424,500	5,000	—	87,408	50,000	—	4,461	571,369
Urban Outfitters, Inc.	2007	411,585	5,000	—	159,502	—	—	4,175	580,262
(Principal Financial Officer)									
Tedford A. Marlow,	2009	469,731	5,000	—	—	244,438	—	278(7)	719,447
President,	2008	453,904	5,000	—	—	50,000	—	268	509,172
Urban Outfitters Brand	2007	436,676	5,000	—	—	50,000	—	205	491,881
Margaret Hayne,	2009	337,500	5,000	—	—	115,500	—	4,011(8)	462,011
President,									
Free People Brand									
Glen A. Bodzy,	2009	299,769	5,000	—	—	105,000	—	4,068(9)	413,837
Secretary and General Counsel	2008	289,692	6,314	—	40,180	35,000	—	4,451	375,637
Urban Outfitters, Inc.	2007	281,085	5,000	—	78,869	30,000	—	3,329	398,283

(1) Stock award represents 400,000 shares of restricted Common Shares with a grant date weighted average fair value of $14.42 per share, resulting in a grant date fair value of $5,768,000, which has a term of five years .

(2) Compensation expense recorded for option awards are calculated under the provisions of Statement of Financial Accounting Standards No. 123(R), "Share Based Payment." The estimated fair value of the options for Fiscal 2009 were calculated using the Lattice Binomial Option Pricing Model and all other years presented were calculated using the Black Sholes option pricing Model. For a further description of the assumptions and accounting for stock options, see footnote 9 in the Company's annual report on Form 10-K for the fiscal year ending January 31, 2009.

(3) Includes matching cash contributions in Fiscal 2009 by the Company under the Urban Outfitters 401(k) Savings Plan of $4,370 for Mr. Senk, $3,723 for Mr. Kyees, $3,863 for Ms. Hayne and $3,790 for Mr. Bodzy.

(4) In accordance with FAS123(R), the Company did not record compensation expense during Fiscal 2009 with respect to two performance stock unit awards granted on April 28, 2008. These performance stock unit awards vest only upon satisfaction of certain performance conditions. The awards were valued using a Lattice Binomial model. In accordance with FAS123(R), the compensation expense amount of $442,102 was not recognized for financial statement reporting purposes because vesting was deemed highly improbable. For a further description of the assumptions and accounting for performance stock units, see footnote 9 in the Company's annual report on Form 10-K for the fiscal year ending January 31, 2009. Whether Mr. Senk will receive any shares in respect of the performance stock units is contingent on whether the Company achieves certain performance objectives. For a description of these performance objectives, see "Compensation of Executive Officers—Compensation Discussion and Analysis—Stock Related Incentives—Performance Stock Units.

(5) Includes life insurance premiums paid by the Company for Mr. Senk in the amount of $164.

(6) Includes life insurance premiums paid by the Company for Mr. Kyees in the amount of $427.

(7) Includes life insurance premiums paid by the Company for Mr. Marlow in the amount of $278.

(8) Includes life insurance premiums paid by the Company for Ms. Hayne in the amount of $148.

(9) Includes life insurance premiums paid by the Company for Mr. Bodzy in the amount of $278.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Target ($)	Maximum ($)	Target (#)	Maximum (#)				
Glen T. Senk	—	2,000,000	2,000,000	—	—	—	—	—	—
	4/28/2008			60,368	60,368	—	—	—	2,000,000[2]
John E. Kyees	—	264,000	264,000	—	—	—	—	—	—
Tedford A. Marlow ..	—	282,000	564,000	—	—	—	—	—	—
Margaret Hayne	—	210,000	420,000	—	—	—	—	—	—
Glen A. Bodzy	—	150,000	150,000	—	—	—	—	—	—

(1) The threshold column has been omitted because the Company's bonus plan for Fiscal 2009 did not provide for the threshold concept. The target and the maximum potential award for achieving all of the initial bonus goals are the same, except for Tedford A. Marlow and Margaret Hayne. The amounts shown in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table (on page 23) reflect that some goals were achieved and some were not met. For a further discussion on how the Compensation Committee determines the criteria for the Company's executive officers' performance bonuses, please see "Compensation Discussion and Analysis—Determination of Amount of Element; Relation of Elements to Primary Compensation Objectives—Performance Bonuses" above. For a description of each named executive officer's performance objectives, please see "Compensation Discussion and Analysis—Determination of Amount of Element; Relation of Elements to Primary Compensation Objectives—Performance Bonuses—Performance Targets" above.

(2) Based on the closing price on April 28, 2008, the date the performance stock unit awards were made. Whether Mr. Senk will receive any shares in respect of the performance stock units is contingent on whether the Company achieves certain performance objectives. For a description of these performance objectives, see "Compensation of Executive Officers—Compensation Discussion and Analysis—Stock Related Incentives—Performance Stock Units."

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Glen T. Senk	1,600,000	0	0	14.35	6/20/2014	—	—	—	—
	100,000(1)	0	0	31.11	11/17/2015	—	—	—	—
	—	—	—	—	—	—	—	400,000(2)	6,232,000(3)
								60,368(4)	940,533(5)
John E. Kyees	200,000		0	9.22	11/23/2011	—	—	—	—
	300,000	0	0	14.35	6/20/2014	—	—	—	—
Tedford A. Marlow	600,000	0	0	1.47	7/23/2011	—	—	—	—
	100,000(6)	0	0	31.11	11/17/2015	—	—	—	—
Margaret Hayne	—	—	—	—	—	—	—	—	—
Glen A. Bodzy	8,000	0	0	3.37	5/18/2009	—	—	—	—
	48,000	0	0	1.08	8/31/2010	—	—	—	—
	128,000	0	0	1.43	8/8/2011	—	—	—	—
	160,000		0	5.91	9/5/2013	—	—	—	—
	80,000(7)	0	0	31.11	11/17/2015	—	—	—	—

(1) Options vested in their entirety on January 18, 2006. All Common Shares acquired upon exercise of these options are required to be held by Mr. Senk until November 18, 2010.

(2) Restricted Common Shares vest on June 21, 2009.

(3) Calculated by multiplying our closing market price on January 30, 2009 by the number of restricted Common Shares that have not vested.

(4) If all performance objectives are achieved, 30,184 performance stock units will convert into Common Shares on a one-for-one basis upon vesting on January 31, 2010. If all performance objectives are achieved, 30,184 performance stock units will convert into Common Shares on a one-for-one basis upon vesting on January 31, 2011. If performance objectives under the respective award are not achieved, all performance stock units under that award are forfeited. For a further description of these performance stock unit awards, see "Compensation of Executive Officers—Compensation Discussion and Analysis—Stock Related Incentives—Performance Stock Units."

(5) Calculated by multiplying our closing market price on January 30, 2009 by the number of performance stock units that have not vested.

(6) Options vested in their entirety on January 18, 2006. All Common Shares acquired upon exercise of these options are required to be held by Mr. Marlow until November 18, 2010.

(7) Options vested in their entirety on January 18, 2006. All Common Shares acquired upon exercise of these options are required to be held by Mr. Bodzy until November 18, 2010.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2009

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Glen T. Senk	—		—	—
John E. Kyees	300,000	4,750,903	—	
Tedford A. Marlow	300,000	8,610,843	—	—
Margaret Hayne	—	—	—	—
Glen A. Bodzy	—	—	—	—

Equity Compensation Plan Information

The following table shows the status of option grants under the Plans as of January 31, 2009:

Plan Category	EQUITY COMPENSATION PLAN		
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Referenced in Column (A))
	(A)	(B)	(C)
Equity Compensation Plans Approved by Security Holders(1):			
Options	11,054,250	$19.64	11,219,150
Equity Compensation Plans not Approved by Security Holders:	—	—	—
Total	11,054,250	$19.64	11,219,150

(1) Amounts are subject to adjustment to reflect any stock dividend, stock split, share consideration or similar change in our capitalization.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Company's Board of Directors (collectively, the "Committee") has submitted the following report for inclusion in this Proxy Statement:

Our Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on our Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, our Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 for filing with the SEC.

The foregoing report is provided by the following Directors, who constitute the Compensation Committee:

Scott A. Belair, *Chairman of the Compensation Committee*
Joel S. Lawson III
Robert H. Strouse

PRINCIPAL SHAREHOLDERS AND MANAGEMENT OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Shares for (a) each person known to the Company who beneficially owns more than five percent of the Company's outstanding Common Shares, (b) each director and Named Officer for Fiscal 2009 and (c) all current directors and executive officers of the Company as a group. The number of shares beneficially owned is as of February 2, 2009, unless otherwise indicated, and all percentages are calculated based on 167,713,688 shares outstanding as of February 2, 2009. Unless otherwise indicated: (a) the address of each of the beneficial owners identified is 5000 South Broad Street, Philadelphia, PA 19112, (b) each person has sole voting and dispositive power with respect to all such shares and (c) the table represents beneficial ownership as of February 2, 2009.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Richard A. Hayne (1)	34,048,364	20.3%
Scott A. Belair (2)	4,006,000	2.4%
Glen T. Senk (3)	2,105,042	1.2%
Margaret Hayne (4)	1,079,467	*
John E. Kyees (5)	725,000	*
Tedford Marlow (6)	700,000	*
Harry S. Cherken, Jr. (7)	687,800	*
Joel S. Lawson III (8)	356,400	*
Glen A. Bodzy (9)	428,768	*
Robert H. Strouse (10)	330,000	*
All beneficial owners of more than 5% of the Company's outstanding Common Shares, current directors and executive officers as a group (12 persons)(11)	45,140,569	26.0%

* Less than one percent of the outstanding class of Common Shares.

(1) Includes: (i) 15,000,000 Common Shares held by Hayne GRAT #1 (the "GRAT"), a grantor retained annuity trust of which Mr. Hayne is the sole trustee and beneficiary during the term of the GRAT, with a trust of which certain of Mr. Hayne's children are the beneficiaries having the right to receive property and proceeds of the GRAT upon its termination; (ii) 362,440 Common Shares owned by the Hayne Foundation; and (iii) 23,534 Common Shares allocated under the Company's 401(k) Savings Plan, with respect to which Mr. Hayne has shared voting power. Excludes 1,079,467 Common Shares beneficially owned by Mr. Hayne's spouse, as to which he disclaims beneficial ownership.

(2) Includes 570,000 Common Shares subject to presently exercisable options. Excludes 1,000,000 Common Shares owned by Trust U/A/D April 16, 1993 by Scott A. Belair as grantor and Steven D. Burton as Trustee, as to which Mr. Belair disclaims beneficial ownership.

(3) Includes: (i) 1,700,000 Common Shares subject to presently exercisable options and (ii) 5,042 Common Shares allocated under the Company's 401(k) Savings Plan, with respect to which Mr. Senk has shared voting power; and (iii) 400,000 restricted Common Shares granted by the Company's Board of Directors.

(4) Includes: (i) 11,325 Common Shares allocated under the Company's 401(k) Savings Plan, with respect to which Ms. Hayne has shared voting power; (ii) 979 Common Shares with respect to which Ms. Hayne serves as custodian for her son under the Uniform Gift to Minors Act (the "UGMA"); and (iii) 979 Common Shares with respect to which Ms. Hayne serves as custodian for her daughter under the UGMA. Excludes 34,048,364 Common Shares beneficially owned by Ms. Hayne's spouse, as to which she disclaims beneficial ownership.

(5) Includes 500,000 Common Shares subject to presently exercisable options. Mr. Kyees entered into a prepaid variable forward contract that obligates him to deliver 225,000 Common Shares or an equivalent amount of cash, at his election, in March 2009. Mr. Kyees pledged 225,000 Common Shares to secure his obligations under that arrangement.

(6) Includes 700,000 Common Shares subject to presently exercisable options.

(7) Includes: (i) 410,000 Common Shares subject to presently exercisable options and (ii) 4,400 Common Shares held by a trust of which Mr. Cherken is a trustee.

(8) Includes: (i) 250,000 Common Shares subject to presently exercisable options and (ii) 14,400 Common Shares held by a trust of which Mr. Lawson is a trustee.

(9) Includes: (i) 424,000 Common Shares subject to presently exercisable options and (ii) 768 Common Shares allocated under the Company's 401(k) Savings Plan, with respect to which Mr. Bodzy has shared voting power.

(10) Includes 330,000 Common Shares subject to presently exercisable options.

(11) Includes 5,538,000 Common Shares subject to presently exercisable options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Mr. Belair, Mr. Lawson and Mr. Strouse. No member of the Compensation Committee is or was during Fiscal 2009 an employee, or is or ever has been an officer, of the Company or its subsidiaries. No executive officer of the Company served as a director or a member of the compensation committee of another company, one of whose executive officers serves as a member of the Company's Board or Compensation Committee. Please see "Certain Business Relationships" below with respect to Mr. Belair.

CERTAIN BUSINESS RELATIONSHIPS

Chairman and President, Richard Hayne, and President of the Free People Division, Margaret Hayne, are married. In addition, Mr. Hayne's brother, Rodger Hayne, is employed by the Company and received compensation of $126,117 in Fiscal 2009. Mr. Hayne's son, David Hayne, is also employed by the Company. Chief Executive Officer Glen Senk's domestic partner, Keith Johnson, is employed by the Company and received compensation of $122,322 in Fiscal 2009.

Harry S. Cherken, Jr., a director of the Company, is a partner in the law firm of Drinker Biddle & Reath LLP, which provided legal services to the Company in Fiscal 2009 and is expected to continue to do so in the future. Drinker Biddle & Reath LLP has received customary compensation for these services in a net amount of $2,669,878 during Fiscal 2009.

The McDevitt Company, a real estate company, acted as a broker in substantially all of the Company's new real estate transactions during Fiscal 2009. The Company has not paid any compensation to The McDevitt Company, but the Company has been advised that The McDevitt Company has received commissions from other parties to such transactions. Wade L. McDevitt is the brother-in-law of Scott Belair, one of the Company's directors, and is president and the sole shareholder of The McDevitt Company.

The Addis Group ("Addis"), an insurance brokerage and risk management consulting company, acted as the Company's commercial insurance broker and risk management consultant during Fiscal 2009. The Company has not paid any compensation to Addis for such services, but has been advised that Addis has received commissions from other parties to such transactions. Scott Addis, the brother-in-law of Richard A. Hayne, Chairman of the Board of the Company, is president of The Addis Group.

Pursuant to the terms of the Company's Code of Conduct and Ethics, which applies to all of the Company's directors, officers and employees, conflicts of interest are prohibited unless otherwise waived by the Board of Directors or allowed under guidelines approved by the Board of Directors. Under the Code of Conduct and Ethics, a conflict of interest can arise whenever a person's private interests interfere in any way with the interests of the Company, including when a director, officer or employee takes actions or has interests that make it difficult for such person to perform his or her work objectively and effectively, or when a member of such person's family receives improper personal benefits. Each of the relationships described above has been reviewed and approved by the Board of Directors.

RELATIONSHIP WITH AUDITORS

On May 24, 2005, the Audit Committee approved the engagement of Deloitte & Touche, LLP ("Deloitte & Touche") as the Company's independent registered public accounting firm. Deloitte & Touche has performed audit services, including the issuance of their audit opinion for the fiscal years ended January 31, 2009, 2008 and 2007.

One or more representatives of Deloitte & Touche will be present at the Annual Meeting, will have an opportunity to make a statement as he or she may desire and will be available to respond to appropriate questions.

AUDIT COMMITTEE REPORT

During Fiscal 2009, the Audit Committee was comprised of three independent directors of the Company (as independence is defined under NASDAQ's listing standards and the rules and regulations of the SEC). In addition, the Board of Directors has determined that during Fiscal 2009, two members of Audit Committee, Joel S. Lawson III and Scott A. Belair, qualified as "audit committee financial experts" as defined by the SEC in Item 407(d)(5)(ii) of Regulation S-K.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Its purpose is to monitor the integrity of the financial statements, review the Company's internal accounting procedures and controls, oversee the independence, qualification and performance of the Company's independent accountants, and appoint the independent accountants. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K for Fiscal 2009 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the Company's independent accountants, Deloitte & Touche, LLP, who are responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and discussed with the independent accountants such other matters as are required under Statement of Auditing Standards No. 61 and other generally accepted auditing standards. In addition, the Committee has discussed with the independent accountants the accountants' independence from management and the Company, including the matters in the written disclosures and the letter received by the Committee, as required by applicable requirements of the Public Company Accounting Oversight Board and considered the compatibility of nonaudit services with the accountants' independence.

The Audit Committee discussed with the Company's independent accountants the overall scope and plans for the audit. The Audit Committee met with the independent accountants, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2009 for filing with the SEC.

Joel S. Lawson III, *Chairman of the Audit Committee*
Scott A. Belair
Robert H. Strouse

AUDIT AND OTHER FEES

Audit and Other Fees for Past Two Fiscal Years

The following table sets forth the aggregate fees billed to the Company for services rendered by our principal independent accountants, Deloitte & Touche, LLP ("Deloitte & Touche"), for the fiscal years ended January 31, 2009 and January 31, 2008:

	Fiscal 2009	Fiscal 2008
Audit Fees – professional services rendered for the audit of the Company's annual financial statements and reviews of the financial statements included in the Company's Forms 10-Q	$700,000	$665,000
Audit-Related Fees – assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.	$ 3,347	—
Tax Fees – professional services rendered in preparing the Company's federal, state and international tax returns; tax advice related to requests for tax accounting method changes with the Internal Revenue Service and preparation of related forms; and assistance with various federal, state income tax and franchise tax examinations, including miscellaneous inquiries.	—	—
All Other Fees – represents the annual charge for a web based accounting research tool and miscellaneous consulting fees.	$ 5,400	$ 1,500
Total Fees	$708,747	$666,500

Audit and Permissible Non-Audit Services Pre-Approval Policies and Procedures

During the Company's fiscal year ended January 31, 2004, the Audit Committee established a pre-approval policy pursuant to which it has granted its approval for Deloitte & Touche, as the Company's independent registered public accounting firm, to perform certain audit, audit-related, tax and other services up to specified aggregate fee levels for each service. The Audit Committee periodically reviews and revises, if necessary, the list of pre-approved services that Deloitte & Touche may provide. The Audit Committee's policy also provides that any proposed services that are not specifically pre-approved pursuant to the policy, as well as any proposed services that exceed pre-approved cost levels established in the policy, will require the Audit Committee's separate pre-approval. In addition, the Audit Committee may delegate pre-approval authority to one or more of its members, who must report, for information purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities ("10% Shareholders") to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% Shareholders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of such forms received by it and a written representation from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during Fiscal 2009, all filing requirements applicable to its officers, directors and 10% Shareholders under Section 16(a) were complied with on a timely basis, except that (i) Margaret Hayne inadvertently did not report (A) shares indirectly beneficially owned as (1) the UGMA custodian for her son and daughter, (2) through a profit sharing fund, and (3) through her spouse (of which she disclaims beneficial ownership) that should have been reported on her initial Form 3; and (B) four open market sales by her spouse that should also have been reported by her on two Forms 4 in addition to the reports filed by her spouse; and (ii) Robert Ross was inadvertently late in filing a Form 4 relating to a grant of stock options.

PROPOSALS FOR 2010 ANNUAL MEETING

Shareholder proposals for the 2010 Annual Meeting of Shareholders must comply with applicable SEC rules and regulations and must be received by the Secretary of the Company prior to November 28, 2009 to be considered for inclusion in the Company's Proxy Statement for that meeting. If the November 28, 2009 deadline is missed, a shareholder proposal may still be submitted for consideration at the 2010 Annual Meeting of Shareholders, although it will not be included in the Proxy Statement, if it is received no later than February 23, 2010. If notification of a shareholder proposal is not received by February 23, 2010, the Company may vote, in its discretion, any and all of the proxies received in its solicitation against such proposal.

In addition, the advance notice provisions in the Company's Bylaws require that the following additional information must be provided to the Company by a shareholder submitting a shareholder proposal: (i) the shareholder's name and address; (ii) the number of and class of shares owned by the shareholder and any Shareholder Associated Person (as defined in the Bylaws), which information must be supplemented as of the record date; (iii) a description of any agreement, arrangement or understandings between the shareholder or any other person or persons, pursuant to which the business is to be proposed, which information must be supplemented as of the record date; (iv) information regarding the shareholder's, Shareholder Associated Person's or certain affiliated partnership's ownership of derivative instruments (such as options, warrants, convertible security, etc.) or any other opportunity of the shareholder or Shareholder Associated Person to profit from a change in the value of shares of the Company and the existence of any hedging transactions, which information must be supplemented as of the record date; and (v) any other information regarding the proposal that would be required under the SEC's proxy rules and regulations.

COST OF SOLICITATION

The cost of soliciting proxies will be borne directly by the Company. Solicitation may be made by mail, personal interview or telephone or other electronic means by certain officers and other employees of the Company who will receive no additional compensation therefor. The Company will reimburse banks, brokers and other nominees for their reasonable expenses in forwarding proxy materials to the beneficial owners for whom they hold shares.

HOUSEHOLDING

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Company's proxy statement, annual report or Notice of Internet Availability of Proxy Materials may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of any of these documents to you if you request one by writing or calling as follows: Investor Relations, Urban Outfitters, Inc., 5000 South Broad Street, Philadelphia, PA 19112, telephone number, (215) 454-5500 and facsimile number (215) 454-4660. If you want to receive separate copies of the annual report, proxy statement or Notice of Internet Availability of Proxy Materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone number.

ADDITIONAL INFORMATION

This Proxy Statement is accompanied by the Company's Annual Report on Form 10-K for Fiscal 2009, as filed with the SEC (except for exhibits). Requests for additional copies of such Form 10-K should be directed to the Company at the address set forth on the cover of this Proxy Statement, Attention: Investor Relations.

The Reports of the Compensation Committee of the Board of Directors on Executive Compensation and the Audit Committee included in this Proxy Statement shall not be deemed "soliciting materia" or otherwise deemed "filed" and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates those portions of this Proxy Statement by reference therein.

It is important that your shares be represented at the Annual Meeting. If you are unable to be present in person, we respectfully request that you vote promptly. You may vote your shares over the Internet or, if you received a paper copy of the proxy card, by signing and dating it and returning it to us in the stamped and addressed envelope that is enclosed with the proxy card as promptly as possible.

By Order of the Board of Directors,

Richard A. Hayne

Richard A. Hayne
Chairman of the Board

April 1, 2009